Computershare
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: April 13, 2020

To: All Canadian Securities Regulatory Authorities
AMENDED

Subject: IAMGOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 31, 2020
Record Date for Voting (if applicable) :	March 31, 2020
Beneficial Ownership Determination Date :	March 31, 2020
Meeting Date :	**May 29, 2020 - AMENDED**
Meeting Location (if available) :	**Virtual - AMENDED**
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	450913108	CA4509131088

Sincerely,

Computershare
Agent for IAMGOLD CORPORATION